December 23, 2008	Steven D. Singer

By EDGAR Submission	212 295 6307 (t)
+1 212 230 8888 (f)
Securities and Exchange Commission	steven.singer@wilmerhale.com
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549
Attention: James Peklenk

Re:	Momenta Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 000-50797

Dear Mr. Peklenk:

Pursuant to our telephone conversation today, I am confirming Momenta Pharmaceuticals, Inc.’s request for, and your acceptance of, an extension of time to respond to the comments of the Staff of the Securities and Exchange Commission in the above reference matter.  As discussed, Momenta Pharmaceuticals intends to submit its response not later than January 22, 2009.

Thank you for your consideration in this matter and please feel free to call me at the above number if you have any questions.

Sincerely,

/s/ Steven D. Singer
Steven D. Singer

cc:         Craig A. Wheeler
Bruce A. Leicher, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP, 399 Park Avenue, New York, New York 10022

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